UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

PETCO Animal Supplies, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

716016209

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

CUSIP No. 716016209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian K. Devine

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,700,070

	6.	Shared Voting Power 1,318,897(1)

	7.	Sole Dispositive Power 1,700,070

	8.	Shared Dispositive Power 1,318,897(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,018,967

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.3%(2)

12.	Type of Reporting Person (See Instructions) IN

(1)          Includes 40,000 shares held equally by Mr. Devine’s children, Brooke K. Devine and Brian K. Devine, Jr., for which Mr. Devine disclaims beneficial ownership.

(2)          Based on 57,408,267 shares of common stock outstanding as of June 4, 2003, as reported in PETCO’s Quarterly Report on Form 10-Q for the quarter ended May 3, 2003.

Item 1.
	(a)	Name of Issuer PETCO Animal Supplies, Inc.
	(b)	Address of Issuer's Principal Executive Offices 9125 Rehco Road San Diego, California 92121

Item 2.
	(a)	Name of Person Filing Brian K. Devine
	(b)	Address of Principal Business Office or, if none, Residence 9125 Rehco Road San Diego, California 92121
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, Par Value $0.001 Per Share
	(e)	CUSIP Number 716016209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
(a) Amount beneficially owned: 3,018,967 shares of common stock.
(b) Percent of class: 5.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,700,070
(ii) Shared power to vote or to direct the vote 1,318,897(1)
(iii) Sole power to dispose or to direct the disposition of 1,700,070
(iv) Shared power to dispose or to direct the disposition of 1,318,897(1)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [     ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

(1)          Includes 40,000 shares held equally by Mr. Devine’s children, Brooke K. Devine and Brian K. Devine, Jr., for which Mr. Devine disclaims beneficial ownership.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2003	BRIAN K. DEVINE

/s/ BRIAN K. DEVINE
By: Brian K. Devine